NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Ameren Corporation

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.
Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Ameren Corporation (NYSE:AEE) A Vote FOR Item 4, Shareholder Proposal Regarding Independent Board Chair, is Warranted Due to the Company’s Costly Failure to Adopt a Meaningful Decarbonization Plan and the Lack of Qualified Independent Leadership under the Current Board Structure

In this time of unprecedented transformation in the electric utility industry, the long-term prospects of Ameren Corporation (“Ameren”) depend on robust independent oversight of management. The stranded asset risks faced by Ameren and the board’s failure to recruit directors with renewable energy experience are indications that the board lacks the needed oversight capacity. At the May 7, 2020 annual general meeting, Ameren shareholders should vote for a proposal that would enhance oversight through independent board leadership.i

We recommend that shareholders support the proposal for an independent chair (Item 4):

●	More robust board oversight is needed because Ameren has failed to set a decarbonization target that aligns to the goal of limiting global warming to 1.5ºC or develop a strategy that would eliminate its emissions on a timeframe consistent with achieving a goal of net-zero by 2050. Unlike a half dozen of its largest peers, Ameren refuses to acknowledge that net-zero carbon emissions by 2050 is the minimum goal recognized by climate experts to mitigate the risks of climate change and position Ameren to take advantage of the opportunities presented by the transformation to a zero-carbon economy.
●	Ameren depends on coal for 75% of its electricity generation, more than twice the 30% average for all investor-owned utilities.ii The company has no plan for ending coal’s role as its single most important fuel prior to an unspecified date after 2040, even though 77% of its coal infrastructure is estimated to be uneconomic.iii Ameren’s inadequate decarbonization plans prioritize investments in natural gas infrastructure instead of leapfrogging to renewables, exacerbating stranded asset risks.
●	Ameren’s board does not have the right skills for the challenges it faces. Unlike at least nine of its peers, Ameren does not even list environmental expertise in the skills matrix used to evaluate board capacity.iv We believe that stronger board leadership independent of management would remove a barrier to improving the composition of the board.

Deep Decarbonization Poses Unprecedented Challenges and Opportunities to the Electric Power Sector1

According to the Intergovernmental Panel on Climate Change (IPCC), global decarbonization of electricity generation is central to achieving net-zero carbon emissions economy-wide by 2050, and is a key feature of both 1.5°C and 2°C pathways.v Eliminating the power sector’s 28% contribution to US greenhouse gas emissionsvi is essential to achieving decarbonization throughout the US economy. Decarbonization of electric generation will unlock a major growth opportunity for electric utilities able to provide zero-carbon energy to meet heating, industrial and transport power demand as those sectors are electrified in the switch away from fossil fuels.vii

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1 For further information regarding the scientific consensus, investment risks and opportunities related to decarbonization at electric utilities please see Majority Action's February 2019 report "Net Zero by 2050 - Investor risks and opportunities in the context of deep decarbonization of electricity generation," available at https://www.majorityaction.us/netzero.

Unlike six of its peers, Ameren has failed to set a net-zero target for GHG emissions

Ameren has the highest CO2 emissions rate and concentration of coal of any of the top twenty US privately/investor-owned power producers.viii Ameren’s decarbonization goals (from 2005 levels) are to reduce GHG emissions 35% by 2030, 50% by 2040 and 80% by 2050. Ameren asserts that these targets are science-based, but concedes they have not been approved by the authoritative Science-Based Targets Initiative (SBTI).ix SBTI’s “Sectoral Decarbonization Approach” for the Power Generation sector specifies that a science-based target must lead to reduction “by more than 95 percent compared with 2010 levels” by 2050 to align to 2°C pathways.x Ameren’s peers Duke, Dominion, APS/Pinnacle West, DTE, NRG and Xcel have all committed to achieving net-zero emissions by 2050.

Climate change presents material risks to Ameren shareholders due to stranded asset and physical risks

Ameren shareholders face significant stranded asset risk due to the company’s failure to accelerate the phase-out of coal generation. A plant-by-plant analysis by Carbon Tracker estimated that 51% of Ameren’s coal fleet may have negative EBITDA today and that 77% could have negative EBITDA by 2030.xi Analysts at Morgan Stanley project that accelerated capital investment to replace coal capacity with renewables could unleash a $2.9 billion “capex opportunity,” i.e., a profitable increase in Ameren’s rate base.xii

Costly measures to remedy Clean Air Act violations at coal-fired plants could have a “material adverse effect on the results of operations, financial position and liquidity of Ameren and Ameren Missouri,” according to the company’s 2019 10-K.xiii This risk stems from a September 30, 2019 judicial ruling requiring installation of $3.6 billion worth of emission controls to reduce emissions from Ameren’s Rush Island coal-fired power plant, which the company expanded without permits and without installing required emissions control technology, and from its Labadie, Missouri coal-fired plant.xiv In the ruling, U.S. District Judge Rodney Sippel suggested that if state regulators do not allow Ameren to raise its rates to cover the costs of compliance, those costs may be absorbed by shareholders.xv Ameren is appealing the decision, but a February 5 filing by the US Department of Justice flagged the company’s non-compliance with the ruling.xvi

Ameren’s strategy to achieve its insufficient 80% decarbonization target rests on projected investments into natural gas infrastructure. At a time when the levelized costs of renewables and storage have become cost competitive with gas generation,xvii Ameren plans to spend the next 30 years building new fossil fuel-based generation capacity.

Figure I: Ameren's planned fuel mix through 2050 demonstrates significant new investment in gas generation.xviii

A 2019 study by the Rocky Mountain Institute calculates that 70% of the estimated $90 billion in current planned U.S. investment in gas-fired power plants could be rendered uneconomic by 2035.xix If built, RMI concluded, “owners of these gas assets will face tens of billions of dollars of stranded costs” and customers will face $29 billion in excess electric bills which could have been avoided if utilities instead had invested in renewables, storage and energy savings.xx

In addition to the business risks associated with failure to undergo decarbonization at the level and pace required, Ameren is exposed to significant physical risk from climate change. The company’s territory in Illinois and Missouri is the “most at-risk from rising temperatures,” according to a January Moody’s Investor Services report.xxi

Board leadership structure and composition are ill-suited to address the gap

An independent board chair strengthens board oversight of management, in our view. A March Harvard Business Review article based on interviews with CEOs and board chairs, concludes that separating the chair and CEO roles “can strengthen the quality of the questions the corporation asks itself,” which improves risk management, and amplifies the impact of feedback delivered to the CEO from the board’s closed executive sessions, making it easier to “check a top exec steering the company astray.” The authors suggest that an independent chair could have helped prevent or mitigate the cultural, organizational and strategic weaknesses that have damaged Boeing, WeWork and Facebook.xxii Except for a brief apprenticeship period, Ameren CEOs have also served as board chair since 1997.

None of Ameren’s directors has a background in renewable energy or business transformation; instead, Ameren’s independent lead director is the former Chair/CEO of Allegheny Technologies, listed as one of the “Toxic 100” list of the nation’s worst air polluters compiled by the University of Massachusetts Amherst’s Political Economy Research Institute.xxiii Unlike at least nine other electric utilities, Ameren does not even list environmental expertise in its matrix of board skills.

Ameren’s response to the risks and opportunities presented by climate change will significantly affect its prospects and long-term shareholder value. We believe that the company’s inadequate response reflects a failure of corporate governance and leadership and that an independent board chair would be better positioned to address Ameren’s decarbonization underperformance and director skills gap. For these reasons, investors should support the proposal for an independent chair (Item 4).

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i Ameren Energy Proxy Statement filed March 26, 2020, at 85, available at https://www.sec.gov/Archives/edgar/data/1002910/000120677420000931/aee3706041-def14a.htm#SHAREHOLDERPROPOSAL85

ii MJ Bradley, Benchmarking Air Emissions, June 2019, at 33, available at https://www.mjbradley.com/sites/default/files/Presentation_of_Results_2019.pdf

iii Carbon Tracker profile accessed April 1, 2020, available at https://companyprofiles.carbontracker.org (select “North America” in the left dropdown menu, then “Ameren” in the right dropdown menu).

iv Ameren 2020 proxy statement, at 15, available at https://www.sec.gov/Archives/edgar/data/1002910/000120677420000931/aee3706041-def14a.htm#InformationConcerningNomineestotheBoardofDirectors14.

v Intergovernmental Panel on Climate Change. Special Report on Global Warming of 1.5 Celsius, Chapter 2, at 112, 129-130, available at https://www.ipcc.ch/site/assets/uploads/sites/2/2019/05/SR15_Chapter2_Low_Res.pdf.

vi https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions

vii Jesse D. Jenkins and Samuel Thernstrom, “Deep Decarbonization of the electric power sector: Insights from recent literature,” Mar. 2017, at 2 (“Deep Decarbonization”), available at https://www.innovationreform.org/wp-content/uploads/2018/02/EIRP-Deep-Decarb-Lit-Review-Jenkins-Thernstrom-March-2017.pdf

viii MJ Bradley, Benchmarking Air Emissions, June 2019, at 22, 33.

ix Ameren Carbon Disclosure Project report 2019, at 46-50.

x  https://sciencebasedtargets.org/wp-content/uploads/2015/05/Sectoral-Decarbonization-Approach-Report.pdf, at 51

xi https://companyprofiles.carbontracker.org/

xii Byrd, Stephen C. et al, “The Second Wave of Clean Energy – Part II: Who Can Ride the Wave?” Morgan Stanley, January 29, 2020, at 15.

xiii Ameren 2019 Filing on Form 10-K, at 133.

xiv https://news.stlpublicradio.org/post/federal-judge-says-amerens-upgrades-rush-island-power-plant-violated-clean-air-act-rules#stream/0; Ameren 2019 Filing on Form 10-K, at 133.

xv Bryce Gray, “Court ruling raises questions for future of Ameren coal plants,” St. Louis Post-Dispatch, October 12, 2019, available at https://www.stltoday.com/news/local/metro/court-ruling-raises-questions-for-future-of-ameren-coal-plants/article_a717293b-520d-511c-b4f9-9cd051075b9b.html]

xvi Gray, “U.S. accuses Ameren of failing to comply with pollution order at Rush Island” St. Louis Post-Dispatch, February 12, 2020, available at https://www.stltoday.com/business/local/u-s-accuses-ameren-of-failing-to-comply-with-pollution/article_ba527171-7ee6-59bb-9065-f26ead1622a1.html.

xvii “Levelized Cost of Energy and Levelized Cost of Storage 2019,” Lazard, November 7, 2019, available at https://www.lazard.com/perspective/lcoe2019/.

xviii Building a Cleaner Energy Future, Ameren Corporation, March 2019, at 13, available at https://s21.q4cdn.com/448935352/files/doc_downloads/2019/03/buildingacleanerenergyfuture.pdf.

xix https://www.utilitydive.com/news/renewables-storage-poised-to-undercut-natural-gas-prices-increase-strande/562674/

xx Rocky Mountain Institute, “A Bridge Backward? The financial risks of the ‘rush to gas’ in the U.S. power sector,” at 2, available at https://rmi.org/wp-content/uploads/2019/09/clean-energy-portfolio-two-pager.pdf.

xxi Catherine Morehouse, “Ameren, Xcel, Dominion, Duke among most at-risk from changing climate: Moody's,” UtilityDive, January 22, 2020, available at https://www.utilitydive.com/news/ameren-xcel-dominion-duke-among-most-at-risk-from-changing-climate-mood/570789/

xxiiJoseph Mandato and William Devine, “Why the CEO Shouldn’t Also be the Board Chair,” Harvard Business Review, Mar. 4, 2020, available at https://hbr.org/2020/03/why-the-ceo-shouldnt-also-be-the-board-chair.

xxiii https://www.peri.umass.edu/toxic-100-air-polluters-index-current

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